The Yankee Candle Company, Inc. P.O. Box 110 South Deerfield MA 01373-0110 Corporate 413-665-8306 fax 413-665-4815 Wholesale 800-792-6180 fax 800-872-7905

YCC Holdings LLC

c/o The Yankee Candle Company, Inc.

16 Yankee Candle Way

South Deerfield, MA 01373

June 10, 2011

Via EDGAR Submission and Overnight Delivery

Pamela A. Long, Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, DC 20549

Re:          YCC Holdings LLC (the “Company”)

Registration Statement on Form S-4

Filed: April 14, 2011

File No.: 333-173505

Yankee Holding Corp.

Annual Report on Form 10-K for the Fiscal Year Ended January 1, 2011

Filed: March 31, 2011

File No.: 333-141699-05

Dear Ms. Long:

In regards to your comments related to YCC Holdings LLC’s (the “Company”) Form S-4 and Yankee Holding Corp.’s (“Yankee Holdings”) Form 10-K for the fiscal year ended January 1, 2011 the Company and Yankee Holdings have reviewed your comments in your letter dated May 11, 2011 and provide herein its responses to your inquiries in the letter.

YCC Holdings LLC
Form S-4

General

1.                    We note that you are registering the new 10.25/11% Senior Notes due 2016 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response:

The referenced letter is attached hereto as Exhibit A.

Prospectus Cover Page

2.                    Please revise the amount of securities to be offered to include the amount of PIK notes subject to the registration statement. See Item 501(b)(2) of Regulation S-K. Please make a similar change in the introductory paragraph of the prospectus cover page.

Response:

The Company has revised the disclosure on the prospectus cover page of the Amended Registration Statement in response to the Staff’s comments.

3.                    Please revise your disclosure here to indicate that YCC Holdings is issuing the securities in conjunction with Yankee Finance, its wholly-owned subsidiary, on a joint and several basis. We note your disclosure in Note 23, page F-32 of your consolidated financial statements. Please address this comment elsewhere in the prospectus where the issue arises.

Response:

The Company has revised the disclosure on the prospectus cover page of the Amended Registration Statement and elsewhere in response to the Staff’s comment (see pages 9, 12 and 45).

Terms of the Exchange Notes

4.                    In the third bullet point, briefly indicate that the terms of the PIK notes will be substantially similar to the exchange notes and cross-reference the section of the prospectus where you provide a detailed description of their terms.

Response:

The Company has revised the disclosure in the third bullet on the prospectus cover page of the Amended Registration Statement in response to the Staff’s comment.

Prospectus Summary, page 1

Our Company, page 1

5.                    Please disclose that you are a holding company controlled by Madison Dearborn, and that you conduct your business through your operating subsidiaries.

Response:

The Company has revised the disclosure under “Company Information” on page 4 of the Amended Registration Statement in response to the Staff’s comment.

Market and Industry Data. page 4

6.                    We note your statements relating to industry and market data used in the prospectus. For example, you state that neither you nor the initial purchasers have independently verified the third-party data and that you make no representations as to the accuracy of the information contained in such data. Please note that you are responsible for the entire content of the registration statement and that you may not use language that would be interpreted as a disclaimer of the information you have chosen to include in the filing. Please revise accordingly.

Response:

The Company has removed the statement on page 4 of the Amended Registration Statement relating to the lack of representations as to the accuracy contained in third-party data in response to the Staff’s comment.

7.                    If true, please confirm that all market and industry data represents information that is generally available to the public and was not prepared for you for a fee. In this regard, we note not only the information published by Kline & Company, but also your reference to a study conducted by an independent market research firm (see the “Wholesale Operations” discussion on page 71).

Response:

The data prepared by Kline & Company is generally available to the public for a fee, and we have revised the disclosure on page 4 of the Amended Registration Statement to so state.  We have filed the consent of Kline & Company to reference this data as Exhibit 23.3 to the Amended Registration Statement.  We have revised the disclosure on page 78 of the Amended Registration Statement to delete the reference to an independent market research firm and have instead adopted this statement as based upon the Company’s belief.

Equity Sponsor, page 4

8.                    Please provide a brief description of the transaction by which Madison Dearborn obtained control of the public company.

Response:

We have provided a brief description on page 4 of the Amended Registration Statement in response to the Staff’s comment.

Summary of the Exchange Offer, page 5

Shelf Registration Statement. page 7

9.       Please cross-reference here your “Shelf Registration” discussion on page 42 to alert investors of the limited circumstances pursuant to which you will be required to file a shelf registration statement to cover the Old Notes.

Response:

The Company has revised the disclosure on page 7 of the Amended Registration Statement in response to the Staff’s comment.

Summary Historical Consolidated Financial Data, page 12

10.              In a similar manner to your disclosures on pages ii and 9, please disclose that Yankee Finance, Inc. is 100% owned and that the Exchange Notes will not be guaranteed. Please also provide these disclosures in the subsequent events note to the financial statements on page F-32.

Response:

The Company has revised the disclosure on pages 12 and F-33 of the Amended Registration Statement in response to the Staff’s comment.

Risk Factors, page 14

If we lose our senior executive officers, or are unable to attract and retain the talent required for our business, our business could be disrupted. page 19

11.              Because this risk factor appears generic and applicable to any company and industry, please remove or revise the risk factor to explain in more detail your dependence on management.

Response:

The Company has revised the disclosure in this risk factor on page 19 of the Amended Registration Statement in response to the Staff’s comment.

Ratio of Eamings to Fixed Charges, page 32

12.              Please file an exhibit to show how you calculated the ratios of earnings to fixed charges. Refer to Instruction 3 to Item 503(d) of Regulation S-K and Item 601(b)(12) of Regulation S-K.

Response:

In response to the Staff’s comment, Exhibit 12.1 has been included in the Amended Registration Statement which shows how the ratios of earnings to fixed charges were computed.

Exchange Offer. page 33

Terms of the Exchange Offer; Period for Tendering Outstanding Old Notes, page 34

13.              You disclose that any announcement of delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice. Please advise us as to how oral notice of any extension termination or amendment is reasonably calculated to reach registered holders of the outstanding notes or otherwise satisfies the requirements of Rule 14e-1(d).

Response:

The Company has removed the reference to oral notice on page 35 of the Amended Registration Statement in response to the Staff’s comment.

14.              We note that you reserve the right to delay accepting any unregistered notes. Please clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-l(c). If you are referring to the right to delay acceptance only due to an extension to the exchange offer, so state.

Response:

The Company has revised the disclosure on page 35 of the Amended Registration Statement in response to the Staff’s comment.

Conditions to the Exchange Offer. page 38

15.              An exchange offer may only be subject to conditions that are not within the direct or indirect control of the bidder and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Please revise your disclosure to avoid references such as “proposed” or “threatened” actions, or prospective changes which have “been threatened in [your] business “as it is unclear how they could be objectively determined.

Response:

The Company has revised the disclosure on pages 39 and 40 of the Amended Registration Statement in response to the Staff’s comment.

16.              We note your disclosure at the end of the penultimate paragraph on page 40. Please revise your disclosure to indicate that, in the event of a material change in the offer, similar to a waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change or waiver of a material condition.

Response:

The Company has revised the disclosure on page 40 of the Amended Registration Statement in response to the Staff’s comment.

Capitalization, page 44

17.              Please clearly show in the notes to the capitalization table how you arrived at each adjusted amount. For example, it is not clear how you arrived at the adjusted members’

equity amount of $230.8 million based on the items listed in note 5. Please also disclose why there was no net impact to cash as a result of these transactions.

Response:

As disclosed on page 44 of the Amended Registration Statement, the impact of the transactions is now reflected in the Company’s historical balance sheet as of April 2, 2011.  Accordingly, as adjusted information is no longer presented on page 44.  The Company has revised the disclosure of the sources and uses of cash for the notes issuance and related transactions on page 43 of the Amended Registration Statement in response to the Staff’s comment.

18.              Please separately present each component of total members’ equity in a similar manner to your historical balance sheets on page F-3.

Response:

In response to the Staff’s comment, the Company has updated the capitalization table on page 44 of the Amended Registration Statement to present separately each component of total members’ equity.

19.              In a note to the capitalization table, please disclose your historical and pro forma net income for the latest fiscal year and most recent interim period, if applicable. Pro forma net income should assume that the notes had been issued at the beginning of the latest fiscal year. Please also disclose the nature of any adjustments made to arrive at pro forma net income as well as show how you arrived at the adjustment amounts.

Response:

In response to the Staff’s comment, the Company has disclosed our historical and pro forma net income for the latest fiscal year and most recent interim period assuming that the notes had been issued at the beginning of the latest fiscal year in note 3 to the capitalization table on page 44 of the Amended Registration Statement.  The note also discloses the nature of the adjustments made to arrive at pro forma net income (loss) and how we arrived at the adjustment amounts.

Management’s Discussion and Analysis of Financial Condition and
Results of Operations, page 47

Critical Accounting Policies and Estimates, page 47

Valuation of Long-Lived Assets, Including Intangibles, page 47

20.              In regards to your impairment considerations for property and equipment as well as tradenames, please expand your disclosures to address the following:

•                       Please disclose how you group these assets for purposes of considering whether an impairment exists. Refer to ASC 360-10-35-23 through 25 as well as ASC 350-30-35-15 through 28;

•                       Please disclose how you determine when these assets should be tested for impairment, including what types of events and circumstances indicate impairment, and how frequently you evaluate for these types of events and circumstances; and

•                       To the extent that any of these assets or asset groups have expected undiscounted future cash flows that are not substantially in excess of the carrying values and to the extent that an impairment of these asset amounts, in the aggregate or individually, could materially impact your operating results or total members’ equity, please provide the following disclosures related to those assets or asset groups:

•                       The percentage by which the undiscounted cash flows exceed the carrying value;

•                       The carrying value of these assets;

•                       A description of the assumptions that drive the undiscounted cash flows;

•                       A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your projected cash flow model that materially deviate from your historical results, please include a discussion of these assumptions; and

•                       A discussion of any potential events and/or circumstances that could have a negative effect on the undiscounted cash flows.

Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

Response:

In response to the Staff’s comment, the Company has added disclosure on pages 47 and 48 of the Amended Registration Statement about how assets are grouped for purposes of considering whether an impairment exists. The Company also has added disclosure on how it determines when these assets should be tested for impairment, including what types of events and circumstances indicate impairment, and how frequently we evaluate for these types of events and circumstances. With respect to the Staff’s comment related to disclosures for assets or asset groups that do not have expected undiscounted future cash flows that are substantially in excess of their carrying values, we note that there are no assets or asset groups with expected undiscounted cash flows that are not substantially in excess of their carrying values that could materially impact operating results of members’ equity. Therefore, no disclosure is required.

Liquidity and Capital Resources

Credit Facility, page 64

21.              In your disclosures of the financial covenant contained in the credit facility, you describe the measure used to calculate the covenant as both consolidated EBITDA and consolidated adjusted EBITDA. Given that the measure used to determine covenant compliance does not appear to be EBITDA as is commonly defined, please consistently use consolidated adjusted EBITDA to describe this amount here and elsewhere throughout the filing.

Response:

In response to the Staff’s comment, the Company has updated the disclosure on page 71 of the Amended Registration Statement to consistently use Consolidated Adjusted EBITDA.

Business. page 70

22.              Please balance the information regarding sales and growth in each of your reporting segments by discussing respective changes to your level of indebtedness.

Response:

The Company does not report debt at the segment level.  We have added disclosure in the “Business—Overview” section on page 77 of the Amended Registration Statement to describe changes to our level of indebtedness.

Management, page 77

Directors, Executive Officers and Key Employees, page 77

23.              Please complete Mr. Fontana’s biographical information for the 2007-2009 period. In addition, please revise Ms. Sullivan’s biographical information to include relevant disclosure about her qualifications and the particular areas of her expertise. Refer to Item 401 (e)(1) of Regulation S-K.

Response:

The Company has revised the disclosure on pages 85 and 86 of the Amended Registration Statement in response to the Staff’s comment.

Executive and Manager Compensation, page 82

Overview of Compensation and Process. page 83

24.     To provide the investors with a better understanding of your compensation practices, please elaborate on the effects that the compensation committee’s practice of weighing “more heavily” the total cash compensation than the total compensation has had on the actual compensation of the company’s executive officers as compared to that of the peer group companies.

Response:

The Company has revised the disclosure on page 91 of the Amended Registration Statement to clarify that it benchmarks total cash compensation against the peer group but, given its status as a privately-held company, does not benchmark equity compensation or total compensation to its peer group, which generally consists of public companies. The impact of this is disclosed on page 91 of the Amended Registration Statement.

Funding the MIP Pool, page 86
Individual Awards Under MIP, page 87

25.              Please disclose how the size of the MIP pool is calculated, the actual size of the 2010 MIP pool, as well as the threshold and maximum amounts (expressed as a percentage of salary) of the individual awards for each executive officer. In addition please disclose how the compensation committee determined the actual amount of the 2010 awards. We note that your “Management Incentive Plan” discussion on page 95 does not provide any details regarding the calculations of these amounts. Please see Item 402(b)(1)(v) of Regulation S-K.

Response:

The Company has revised the disclosure on page 93 of the Amended Registration Statement to describe how the size of the MIP pool is determined and the actual size of the pool for 2010.  The Company has moved the disclosure relating to the target bonus amounts expressed as a percentage of salary for each named executive officer to page 94 of the Amended Registration Statement.  The Company has not described threshold or maximum bonus amounts as a percentage of base salary because that is not the manner in which the Compensation Committee considers threshold and maximum payments. Instead, the threshold and maximum amounts payable under the MIP are derived based upon the Company’s actual performance, by applying the calibration charts approved by the Compensation Committee with respect to the Adjusted EBITDA and Free Cash Flow Components and assuming 100% achievement of the individual component, where applicable.  The Company has revised the disclosure on page 104 of the Amended Registration Statement under the heading “Management Incentive Plan” to describe how the actual 2010 bonus was calculated for each named executive officer.

26.              With respect to the 20% of the target award for each corporate and business unit participant which is based upon individual performance, please disclose the predetermined key performance objectives for each named executive officer and how the compensation committee determined achievement of these objectives. To the extent that the compensation committee’s decisions regarding a named executive officer’s individual performance were based upon a subjective evaluation, please ensure that you disclose each executive officer’s personal objectives by also identifying the specific contributions made by each executive and contextualize those achievements for purposes of demonstrating how they resulted in specific compensation decisions. Refer to Item 402(b)(2)(vii) of Regulation S-K.

Response:

The Company has revised the disclosure on pages 95 through 98 of the Amended Registration Statement in response to the Staff’s comment.

Employment Contracts, page 94
Craig W. Rydin, page 94

27.              To the extent that Mr. Rydin’s September 15, 2006 severance agreement represents a document different from the form of severance agreement filed as Exhibit 10.11 to the registration statement, please file Mr. Rydin’s original severance agreement as an exhibit with your next amendment.

Response:

Mr. Rydin’s severance agreement does not differ materially from the form of Severance Agreement filed as Exhibit 10.11. Therefore, we do not believe that it is necessary to file such agreement.

Security Ownership of Principal Shareholders and Management, page 108

28.              Please revise the introductory paragraph to reflect that the exchange of interest in Yankee Candle Investments has already occurred. We note your disclosure in the last paragraph on page ii of the prospectus.

Response:

The Company has revised the disclosure on page 113 of the Amended Registration Statement in response to the Staff’s comment.

Certain Relationships and Related Party Transactions, page 110

Registration Rights Agreement. page 111

29.              Please file the registration rights agreement entered in connection with the merger transactions as an exhibit with your next amendment.

Response:

The Company has filed this registration rights agreement as Exhibit 10.27 to the Amended Registration Statement.

Related Party Approval Policy, page 111

30.              Please tell us what consideration you have given to filing the Capital Source agreement as an exhibit to the registration statement.

Response:

As is the case with all lenders under the Company’s Revolving Facility, the terms of the relationship between Capital Source and the Company are governed by the Credit Agreement dated February 6, 2007 filed as Exhibit 10.1. There is no side agreement or other agreement between Capital Source and the Company defining additional terms or agreements.

Where You Can Find Additional Information, page 180

31.              Please revise the second paragraph to state that following the offering you will be subject to the reporting requirements of Section 15(d) of the Exchange Act of 1934.

Response:

The Company has revised the disclosure on page 189 of the Amended Registration Statement in response to the Staff’s comment.

Financial Statements

Note 2. Summary of Significant Accounting Policies. page F-7

General

32.              If you pay slotting fees, engage in cooperative advertising programs, have buydown programs, or make other payments to resellers or for any other sales incentives provided to your customers, please disclose your accounting policy for each of these types of arrangements, including the statement of operations line item that each type of arrangement is included in. For each expense line item that includes these types of arrangements, please disclose the related amounts included in that line item. Refer to ASC 605-50-45. Please also discuss in MD&A any significant estimates resulting from these arrangements.

Response:

In response to the Staff’s comment, the Company does pay slotting fees, engage in cooperative advertising programs, offer buydown programs and make other payments to resellers for other sales incentives provided to customers.  We have disclosed our accounting policies related to such programs on pages F-8 and F-10 of the Amended Registration Statement.  We have also disclosed the statement of operations line item in which each type of arrangement is included. Additionally, we have disclosed the amount of expenses related to cooperative advertising included in advertising expense.  On page 49 of the Amended Registration Statement under the title “Sales/Receivables”, we have previously included discussion regarding the estimates included in the financial statements as a result of these arrangements.

33.              Please disclose the line item(s) in which you include depreciation and amortization. If you do not allocate depreciation and amortization to cost of sales, please tell us what consideration you gave to SAB Topic 11:B.

Response:

In response to the Staff’s comment, the Company has updated the disclosure on page F-7 of the Amended Registration Statement to disclose the line items in which depreciation and amortization are allocated to.

Sales Recognition. page F-7

34.              Revenue is recognized at the time the product is received by the customer, unless the customer does not bear the risk of loss, due to your practice of absorbing risk of loss in the event of damaged or lost shipments. Please clarify in which situations the customer does not bear the risk of loss and when you record revenue in these situations.

Response:

Customers do not bear the risk of loss when the customer agreement does not provide for a damage allowance. The Company bears the risk of loss and recognizes revenue for the items actually received by the customer, not items that are lost or damaged in transit. The Company believes the existing disclosure is sufficient with respect to the Company’s sales recognition policy. Furthermore, the Company believes that disclosure of such damage provisions would be detrimental to the Company and put it at a competitive disadvantage.

Note 16. Commitments and Contingencies, page F-27

Leases, page F-27

35.              Several of your leases contain rent escalation clauses, which you state are accounted for under ASC 840, Please specifically disclose how you account for these step rent provisions as well as any capital improvement funding and other lease concessions, which may be present in your leases. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with ASC 840.

Response:

In response to the Staff’s comment, the Company has updated the disclosure on page F-28 of the Amended Registration Statement to disclose how we account for step rent provisions as well as any capital improvement funding and other lease concessions, which are present in our leases.

Note 19. Segments of Enterprise and Related Information, page F-29

36.              If any amounts in the unallocated/corporate/other column represent the elimination or reversal of transactions between reportable segments, please present them separately.

Please also expand your segment MD&A to separately discuss with quantification business reasons for significant changes between periods in the unallocated/corporate/other amounts.

Response:

The unallocated/corporate/other column does not include eliminations or reversals of transactions between reportable segments. The Company has revised the discussion within MD&A on pages 57, 61 and 62 of the Amended Registration Statement to more clearly disclose that the general and administrative expense and interest expense are within the unallocated/corporate/other column of the Company’s segment footnote.

37.              You state that your wholesale and international reporting units have been aggregated into one reporting segment in accordance with ASC 350. Given that there are separate presidents for your retail, wholesale, and international divisions according to page 77, it appears that you have three operating segments. It also appears that the wholesale and international operating segments, rather than reporting units, are aggregated into one reportable segment in accordance with ASC 280. If so, please revise your disclosures to refer to operating segments instead of reporting units and to refer to the correct accounting literature. Please also tell us how you determined that you met the aggregation criteria set forth in ASC 280-10-50-11. As a part of your response, please ensure that you specifically demonstrate how you determined that these two operating segments have similar economic characteristics.

Response:

During the first quarter of 2011 the Company hired a full time international president to focus on accelerating profitable growth for Yankee Candle’s international business by driving household penetration of the Yankee Candle brands to match levels the Company has achieved in the U.S. market. Also, at that point in time, management determined that the trend in revenue growth for the international segment had substantially exceeded and was expected to substantially differ going forward from those of the wholesale segment.  As a result, the Company elected to disaggregate segments that were previously aggregated commencing with the Company’s first quarter 2011 financial statements.  Management now reports information for three segments: retail, wholesale and international. We have amended the 2010 financial statement segment disclosures to reflect the retrospective application of the disaggregated reporting segments.  Pages F-9, F-30 and F-31 of the Amended Registration Statement disclose the basis for the change in 2011 and the retrospective impact of the change in reportable segments.

As you noted, we previously incorrectly indicated that the wholesale and international reporting units were aggregated in one reporting segment in accordance with ASC 350.  Such discussion has been revised to indicate that previously three operating segments had been aggregated into two reportable segments on pages F-9, F-30 and F-31 of the Amended Registration Statement.

In periods prior to the first quarter of 2011, we determined that the wholesale and international segments met the aggregation criteria set forth in ASC 280-10-50-11 because of the following:

•                  The nature of the products: The wax based products, accessories and other fragrance products are nearly identical between the two segments.

•                  The nature of the production process:  Wax based products for both segments are primarily produced by the Company’s manufacturing plant located in Whately, Massachusetts.  Accessories and other fragrance products not produced by the Company’s plant are sourced primarily from the same vendors for both segments.

•                  Type and class of customer for the products: Both the wholesale and international segments sell to the same type and class of customer which includes national accounts, gift shops and distributors.

•                  The methods used to distribute the products: Both the wholesale and international segments sell similar products that have similar production and distribution processes.  The wholesale segment distributes from a warehouse in the U.S., where the international segment distributes from a warehouse in the UK.  Both warehouses receive manufactured product from the manufacturing plant in Whately, Massachusetts.

•                  Similar economic characteristics:  For the fiscal years 2008 through 2010, the average gross margins for the wholesale and international segments were similar in nature. During these fiscal years, management’s plan and expectation was that these segments would have similar long-term financial performance.  There were differences in the rates, primarily attributable to a mix of customers and economies of scale in our domestic wholesale logistics functions.

•                  Regulatory Environment: Neither the wholesale segment nor the international segment operate in regulated environments and therefore, this criteria is not applicable.

Note 23. Subsequent Event, page F-32

38.              Please disclose the date through which subsequent events have been evaluated and whether that date is either the date the financial statements were issued or available to be issued. Refer to ASC 855-10-50-1.

In response to the Staff’s comment, the Company has revised the disclosure on page F-33 of the Amended Registration Statement to indicate the date through which subsequent events have been evaluated.

Part II - Information Not Required in Prospectus, page II-I

Exhibits and Financial Statement Schedules, page II-3

39.              We note that you have not filed the exhibits and the schedules to the Credit Agreement dated February 6, 2007 (Exhibit 10.1). Please file the complete copy of the agreement with your next amendment.

Response:

The Credit Agreement contains standard representations and warranties that called for disclosure schedules to the Credit Agreement, as well as standard forms contained in the exhibits to the Credit Agreement. We determined that these exhibits and disclosure schedules, which are typically required in a Credit Agreement for legal purposes, (1) do not contain information that a reasonable investor would consider important in making an investment decision with respect to the Company or information that is material to an understanding of the terms of the Credit Agreement; and/or (2) are not material because the exhibits and schedules contain information that is otherwise available in our other publicly filed documents.

Regulation S-K Item 601 provides support for the proposition that immaterial exhibits and schedules to a material agreement need not be filed along with the agreement itself. Specifically, Item 601(b)(2) lays out the requirements for filing merger agreements and other similar documents, stating that “schedules to [a merger or similar agreement] need not be filed unless such schedules contain information which is material to an investment decision and which is not otherwise disclosed in the agreement or the disclosure document.” Although the Credit Agreement was filed pursuant to S-K Item 601(b)(10) instead of Item 601(b)(2), the principle established in Item 601(b)(2) is instructive.

Specifically, we note the following:

•                  3.9 — Existing Letters of Credit: To the extent these are still in effect, they are described.

•                  4.14  — Subsidiaries: Lists the Company’s subsidiaries, which list is also available as Exhibit 21.1.

•                  5.1(m) — Certain Properties: Lists mortgages, title reports, title insurance, and surveys that are no longer accurate.

•                  7.2(d) — Existing Indebtedness: Describes agreements that are either no longer in effect or that are disclosed.

•                  7.3(f) — Existing Liens: Describes immaterial existing liens.

•                  7.7 — Existing Investments: Lists the Company’s investments in related parties, which are described in Note 17 on page F-28.

•                  7.12 — Existing Negative Pledge Clauses: To the extent these clauses are still in effect, they are described.

•                  7.13 — Existing Clauses Restricting Subsidiary Distributions: To the extent these clauses are still in effect, they are described in our Registration Statement or exhibits thereto.

We further note that the schedules in the Credit Agreement contain factual information presented as of February 6, 2007, which information is no longer accurate. We are concerned that filing the schedules at this time, over four years later, could potentially be confusing or misleading to investors.

Therefore, because the information contained in the omitted exhibits and schedules is immaterial to the needs of investors in evaluating our financial condition and results of operations, or this information is readily available in other portions of our periodic filings, we do not believe that it is now necessary to re-file the Credit Agreement to include the omitted exhibits and schedules.

40.              We note that the information in the Schedule of Unitholders in the Unitholders Agreement (Exhibit 10.18) has been redacted. Please advise, or otherwise file a complete copy of this agreement with your next amendment. To the extent that you consider that disclosure of such information would cause you competitive harm, you may request confidential treatment pursuant to Securities Act Rule 406 (17 CFR 230.406) containing an analysis of the applicable exemption(s) from disclosure under the Commission’s rules and regulations adopted under the Freedom of Information Act. For guidance, please see Staff Legal Bulletin 1 (Feb. 28, 1997) and its addendum (July 11, 2001).

Response:

The Company believes that the schedule of unitholders does not contain information that a reasonable investor would consider important in making an investment decision with respect to the Company or information that is material to an understanding of the terms of the Unitholders Agreement. The schedule only contains the names and addresses of unitholders, and does not disclosure the actual number of common units held by each. Therefore, we do not believe that it is necessary to re-file the Unitholders Agreement to include the omitted schedule.

Exhibit 5.1 - Opinion of Kirkland & Ellis LLP

41.              We note counsel’s statement, among others, that counsel does not express any opinion as to the applicability of, compliance with, or effect of public policy considerations that may limit the rights of parties to obtain “certain remedies” (see clause (iii) in the second paragraph of page two of the opinion). Please tell us supplementally why these matters are not already covered by the exceptions to the general principles of equity set forth in clause (ii) of the same paragraph. We may have additional comments upon review of your response.

Response:

The Staff has taken the position that certain provisions regarding indemnities or rights of contribution are against public policy and, therefore, are unenforceable. Counsel to the Company, therefore, as well as many other firms, excludes from its opinions the legality, validity, enforceability or binding effect as to such provisions.  Counsel is not aware of any case law or statute on this point and, therefore, the exception to the general principles of equity is inapplicable.  Additionally, the limitations set forth in paragraph (iii) are concepts that have been developed outside the principles of equity, through case law or, in some instances, by statute and, similarly, the exception to general principles of equity is inapplicable.

42.              Please have counsel revise the third paragraph on page two of the opinion to remove the assumption that the PIK notes will be issued in exchange for the Old Notes. We note that the definition of the “Exchange Notes” includes the PIK notes.

Response:

Counsel has revised its opinion in response to the Staff’s comment.

Signatures, pages II-8 and II-10

43.              Please have the registration statement signed by the principal financial officer and the controller or the chief accounting officer of each issuer. See Instruction 1 to Signatures on Form S-4.

Response:

In response to the Staff’s comment, the Company has revised the signature pages to indicate that the principal financial officer is also the chief accounting officer.

Yankee Holding Corp.
Annual Report on Form 10-K for the Fiscal Year Ended January 1, 2011

44.              To the extent applicable, please address the above comments in future filings.

Response:

Yankee Holdings will address the above comments in future filings to the extent applicable.

45.              Please ensure that the future filings are also signed by the controller or the principal accounting officer. See General Instruction D(2)(a) of the Form 10-K.

Response:

In response to the Staff’s comment, Yankee Holdings will ensure that future filings are signed by the chief accounting officer.

Finally, in the Amended Registration Statement, the Company has updated its financial statements for the thirteen weeks ended April 2, 2011.

If the event that you have any additional questions, please contact me directly at (413) 665-8306, ext. 4414.

Regards,

/s/ Gregory W. Hunt
Gregory W. Hunt
Treasurer
YCC Holdings LLC

EXHIBIT A

YCC Holdings LLC

c/o The Yankee Candle Company, Inc.

16 Yankee Candle Way

South Deerfield, MA 01373

June 10, 2011

Pamela A. Long, Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, DC 20549

Re:                                                                             YCC Holdings LLC

Registration Statement on Form S-4

Filed: April 14, 2011

File No.: 333-173505

Dear Ms. Long:

Reference is made to the Registration Statement on Form S-4 (File No. 333-173505), as amended (the “Registration Statement”), of YCC Holdings LLC and Yankee Finance, Inc. (together, the “Registrants”), registering the offer to exchange up to $537,960,211 aggregate principal amount of 10.25%/11.00% Senior Notes due 2016 (together with the guarantees thereof, the “Exchange Notes”) for a like aggregate principal amount of 10.25%/11.00% Senior Notes due 2016 (together with the guarantees thereof, the “Old Notes”).

Please be advised that the Registrants are registering the exchange offer in reliance on the position of the staff of the Securities and Exchange Commission (the “Staff”) enunciated in: Exxon Capital Holdings Corporation (available May 13, 1988); Morgan Stanley & Co. Incorporated (available June 5, 1991); and Shearman & Sterling (available July 2, 1993).  In addition, the Registrants hereby represent that they have not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the exchange offer and, to the best of the Registrants’ information and belief, each person participating in the exchange offer will be acquiring the Exchange Notes in its ordinary course of business and will not have any arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the exchange offer.  In this regard, the Registrants will make each person participating in the exchange offer aware, by means of the exchange offer prospectus and the related letter of transmittal, that if such person is participating in the exchange offer for the purpose of distributing the Exchange Notes to be acquired in the exchange offer, such person (i) cannot rely on the Staff position enunciated in its interpretive letter with respect to Exxon Capital Holdings Corporation or similar interpretative letters and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended, in connection with a secondary resale transaction.  The Registrants acknowledge that such a secondary resale transaction by such person participating in the exchange offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act of 1933, as amended.

The Registrants represent that with respect to any broker-dealer that participates in the exchange offer with respect to Old Notes acquired for its own account as a result of market-making activities or trading activities each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Registrants or an affiliate of the registrants to distribute the Exchange Notes.  The Registrants will make each person participating in the exchange offer aware (through the exchange offer prospectus) that any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Old Notes pursuant to the exchange offer, may be a statutory underwriter and, in connection with any resale of such Exchange Notes, must deliver a prospectus meeting the requirements of the Securities Act of 1933, as amended, which may be the prospectus for the exchange offer so long as it contains a plan of distribution with respect to such resale transactions (such plan of distribution need not name the broker-dealer or disclose the amount of Exchange Notes held by the broker-dealer).  In addition, the Registrants will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the applicable exchange offer the following additional representation, in substantially the form set forth below:

If the undersigned is a broker-dealer that will receive Exchange Notes for its own account in exchange for Old Notes that were acquired as a result of market-making activities or other trading activities, it acknowledges that it will deliver a Prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes. By acknowledging that it will deliver and by delivering a Prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes, the undersigned is not deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

If you have any further questions or comments or desire further information in respect of the Registration Statement, please do not hesitate to contact Gregory Hunt directly at (413) 665-8306, ext. 4414.

YCC HOLDINGS LLC

By:	/s/ Gregory W. Hunt
	Name:	Gregory W. Hunt
	Title:	Treasurer

YANKEE FINANCE, INC.

By:	/s/ Gregory W. Hunt
	Name:	Gregory W. Hunt
	Title:	Treasurer